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                                   EXHIBIT 2



                     PRESS RELEASE DATED FEBRUARY 21, 1997
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HALLMARK CAPITAL CORP.                            NEWS RELEASE
7401 West Greenfield Avenue
West Allis, Wisconsin  53214                      FOR IMMEDIATE
RELEASE

                                                  HALLMARK CAPITAL CORP.
                                                  ADOPTS SHAREHOLDER
                                                  RIGHTS PLAN

For More Information Contact:

Jim Smessaert
President, CEO and Chairman of the Board
(414) 778-4600

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         West Allis, Wisconsin - February 21, 1997 - 2:00 p.m. (CST) . . .
Hallmark Capital Corp. ("Hallmark") (NASDAQ/NMS: HALL) announced today that its board of directors has adopted a Shareholder Rights Plan ("Rights Plan"). "The Rights Plan is intended to provide Hallmark's Board with negotiating leverage in dealing with a potential acquiror in order to defend the Company and its shareholders from coercive, abusive or unfair takeover tactics," said Jim Smessaert, President, CEO and Chairman of the Board of Hallmark. The Rights Plan was not adopted in response to any specific offer or threat of takeover aimed at Hallmark.

         Under the Rights Plan, Hallmark's shareholders of record as of March 7, 1997 will receive a dividend distribution of one preferred stock purchase right (a "Right") for each outstanding share of Hallmark's common stock. Subject to the terms of the Rights Plan, each Right entitles the registered holder to purchase one one-hundredth of a share of Hallmark's new series of preferred stock at an exercise price of $100. Until Rights become exercisable, Hallmark's outstanding stock certificates will represent both shares of Hallmark common stock and Rights. Rights will trade with the shares of Hallmark's common stock until they are exercisable.

         Rights are not exercisable until eleven business days after any person or group has acquired or commenced or announced its intention to commence a tender or exchange offer to acquire 20% or more of Hallmark's common stock. Rights also become exercisable eleven business days after a determination by the disinterested members of Hallmark's Board of Directors who are not officers of Hallmark that any person or group beneficially owning 15% or more of Hallmark's common stock is likely to cause Hallmark to seek short-term financial gain for that person or group to the detriment of the best long-term interests of Hallmark or its shareholders or is reasonably likely to have a material adverse effect on the business or prospects of Hallmark. At any time prior to such eleventh business day, the Company is entitled to redeem the Rights at $.01 per Right. If Rights become exercisable, the holder of each Right, other than the acquiring person or group or adverse person or group, will thereafter have the right, upon payment of the exercise price, to purchase that number of shares of the Company's common stock (in lieu of the preferred stock) which, at the time of such transaction, will have a market value equal to two times the purchase price of a Right. Upon Rights becoming exercisable, Hallmark's Board of Directors also may exchange Rights, other than those held by the acquiring person or group or adverse person or group, in whole or in part, at an exchange ratio of one share of the Company's common stock per Right.

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         At any time after a person or group acquires 20% or more of the
Company's common stock, if the Company is acquired in a merger or other business combination or 50% or more of its consolidated assets or earning power are sold, the holder of each Right, other than the acquiring person or group, will thereafter have the right upon payment of the exercise price to purchase that number of shares of common stock of the acquiring company (in lieu of preferred shares) which, at the time of such transaction, will have a market value equal to two times the exercise price of a Right.

         Rights will expire on February 21, 2007. Details of the Rights distribution are contained in a "Summary of Rights" which will be mailed to all shareholders of the Company as of March 7, 1997.

         Hallmark Capital Corp. is the holding company of West Allis Savings Bank, which is a community-oriented institution with three full service locations offering a wide range of financial services to approximately 12,000 customer households. West Allis Savings Bank offers a selection of retail and wholesale banking products and services, checking, certificates of deposit, money market accounts, home mortgage loans, home equity and other types of consumer loans, commercial real-estate loans and other related financial services.

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